SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          CONTROL CHIEF HOLDINGS, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.50 PAR VALUE PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    253809107
         --------------------------------------------------------------
                                 (CUSIP Number)

                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
               CLINTON SQUARE, P.O. BOX 1051, ROCHESTER, NY 14603
                                 (716) 263-1000
         --------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 6, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box. /_/

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------- ----------------------------------------------------------------------
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

              C. Lawrence Shields, Jr., and Dorothy V. Shields
--------- ----------------------------------------------------------------------

   2          Check the Appropriate Box if a Member of a Group      (a)  /_/
                                                                    (b)  /_/
--------- ----------------------------------------------------------------------
   3          SEC Use Only

--------- ----------------------------------------------------------------------
   4          Source of Funds

              Not Applicable
--------- ----------------------------------------------------------------------

   5          Check if Disclosure of Legal Proceedings is Required Pursuant to
              Item 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6          Citizenship or Place of Organization

              U.S.A.
--------- ----------------------------------------------------------------------
               Number of                   7      Sole Voting Power

                Shares                               1,125 (Mr. Shields only)
---------------------------------------- --------- -----------------------------
             Beneficially                  8      Shared Voting Power

               Owned by                              11,787
---------------------------------------- --------- -----------------------------
                 Each                      9      Sole Dispositive Power

               Reporting                             1,125 (Mr. Shields only)
---------------------------------------- --------- -----------------------------
              Person With                  10     Shared Dispositive Power

                                                     11, 787
---------------------------------------- --------- -----------------------------
   11         Aggregate Amount Beneficially Owned by Each Reporting Person

              12,912 (Mr. Shields, includes options to purchase 1,125 shares);
              11,787 (Mr. and Mrs. Shields jointly)
--------- ----------------------------------------------------------------------
   12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------- ----------------------------------------------------------------------
   13         Percent of Class Represented by Amount in Row (11)

              1.3% (Mr. Shields); 1.2% (Mr. and Mrs. Shields jointly)
--------- ----------------------------------------------------------------------
   14         Type of Reporting Person

              IN
--------- ----------------------------------------------------------------------

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CUSIP NO. 253809107                          13D               Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, $.50 par value per share (the "Common Stock"), of Control Chief Holdings, Inc., a New York corporation (the "Company"). Prior to 1992, the name of the issuer was Digimetrics, Inc. The principal executive offices of the Company are located at P.O. Box 141, 200 Williams Street, Bradford, Pennsylvania 16701.

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this Statement are C. Lawrence Shields, Jr., and Dorothy V. Shields. Mr. Shields is the founder, former Chairman of the Board of Directors, former Chief Executive Officer and President and a current member of the Board of Directors of the Company. Dorothy V. Shields is the spouse of Mr. Shields. Both Mr. and Mrs. Shields are U.S. citizens, and their address is 64 Jackson Avenue, Bradford, Pennsylvania 16701.

         This Statement amends a Statement on Schedule 13G filed by Mr. and Mrs. Shields pursuant to the provisions of Rule 13d-1(d) on or about May 18, 1990.

         During the last five years neither Mr. nor Mrs. Shields have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 6, 1999, Mr. and Mrs. Shields sold 131,772 shares of Common Stock at a price of $3.39 per share to Douglas S. Bell and Janine M. Bell. In addition, on that date, Mr. and Mrs. Shields gifted an additional 188,596 shares of Common Stock to Douglas S. Bell and Janine M. Bell. Mr. Bell is the Chief Executive Officer and Chairman of the Board of Directors of the Company and the son-in-law of Mr. and Mrs. Shields. Janine M. Bell is the spouse of Mr. Bell and the daughter of Mr. and Mrs. Shields.

         Between the filing of their Statement on Schedule 13G in May of 1990 and the filing of this Statement, Mr. and Mrs. Shields effected the following transactions not previously reported pursuant to this regulation: (i) Mr. and Mrs. Shields purchased 481 shares in 1990 (less than 1%); (ii) Mr. Shields purchased 2,500 shares in 1992 (less than 1%); (iii) Mr. Shields gifted 5,000 shares in 1997 and Mrs. Shields gifted 2,000 shares in 1997 (less than 1% in the aggregate); (iv) the Company declared a 1-for-4 stock split payable in the form of a stock dividend on February 6, 1998; (v) Mr. Shields gifted 4,000 shares in November 1998 and Mrs. Shields gifted 2,000 shares in November 1998 (less than 1% in the aggregate); and (vi) as part of their estate planning, in January 1991 Mr. and Mrs. Shields each made gifts to the other spouse of approximately one-half of his or her shares and held these shares individually until June of 1999, when Mr. Shields gifted 165,378 shares to Mrs. Shields and himself as joint tenants and Mrs. Shields gifted 166,777 shares to Mr. Shields and herself as joint tenants. (The share numbers in this paragraph have been adjusted to reflect the 4 into 1 reverse stock split of the Common

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CUSIP NO. 253809107                          13D               Page 4 of 5 Pages
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Stock effected on November 23, 1992.) The above transactions were reported on
Forms 4 filed by Mr. and Mrs. Shields and in the Company's Proxy Statements.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. and Mrs. Shields transferred the 320,368 shares of Common Stock to Mr. and Mrs. Bell so that the voting power represented by the shares would be exercisable by them and for estate planning purposes.

         Mr. and Mrs. Shields intend to gift an additional 11,787 shares of Common Stock to Mr. and Mrs. Bell in the future. In addition, in consideration of the sale to them of the 131,722 shares of Common Stock, Mr. and Mrs. Bell have given Mr. and Mrs. Shields a fifteen-year promissory note in the principal amount of $447,166 plus interest to be paid quarterly. To secure payment of the note, Mr. and Mrs. Bell have pledged the purchased shares to Mr. and Mrs. Shields. Except as disclosed in the two preceding sentences, neither Mr. nor Mrs. Shields have any plans or proposals which relate to or would result in the types of transactions or events set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of July 7, 1999:

                (a) Amount beneficially owned:  12,912 (Mr. Shields); 11,787
                    (Mr. and Mrs. Shields jointly)
                (b) Percent of class:  1.3% (Mr. Shields); 1.2% (Mr. and Mrs.
                    Shields jointly)
                (c) Number of shares as to which Mr. Shields has:
                    (i)   Sole power to vote or to direct the vote:  1,125
                    (ii)  Shared power to vote or to direct the vote:  11,787
                    (iii) Sole power to dispose or to direct the disposition
                          of:  1,125
                    (iv) Shared power to dispose or to direct the disposition of: 11,787

                    Number of shares as to which Mrs. Shields has:
                    (i)   Sole power to vote or to direct the vote:  0
                    (ii)  Shared power to vote or to direct the vote:  11,787
                    (iii) Sole power to dispose or to direct the disposition
                          of:  0
                    (iv) Shared power to dispose or to direct the disposition of: 11,787


         Except as described in Item 3, there have been no transactions in shares of Common Stock by Mr. or Mrs. Shields during the 60-day period prior to the date of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. and Mrs. Shields intend to gift an additional 11,787 shares of Common Stock to Mr. and Mrs. Bell in the future. In addition, in consideration of the sale to them of the 131,722 shares of Common Stock, Mr. and Mrs. Bell have given Mr. and Mrs. Shields a fifteen-year promissory note in the principal amount of $447,166 plus interest to be paid

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CUSIP NO. 253809107                          13D               Page 5 of 5 Pages
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quarterly. To secure payment of the note, Mr. and Mrs. Bell have pledged the purchased shares to Mr. and Mrs. Shields.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Promissory Note dated July 6, 1999, in the original principal amount of $437,166 made by Douglas S. and Janine M. Bell in favor of
C. Lawrence and Dorothy V. Shields.

         Exhibit 2: Stock Pledge Agreement dated July 6, 1999, between Douglas
S. and Janine M. Bell as Pledgor and C. Lawrence and Dorothy V. Shields as Pledgee.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                                 /s/C. Lawrence Shields, Jr.
                                                 -------------------------------
                                                 C. Lawrence Shields, Jr.


                                                 /s/Dorothy V. Shields
                                                 -------------------------------
                                                 Dorothy V. Shields


Date:   August 23, 1999